=============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D
                Under the Securities and Exchange Act of 1934

                              (Amendment No. 6)

                       Alliance Data Systems Corporation
               ------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
                ------------------------------------------------
                        (Title of Class of Securities)

                                  018581108
                ------------------------------------------------
                               (CUSIP Number)

                           Allison Bennington, Esq.
                            Jason B. Breeding, Esq.
                              ValueAct Capital
                 One Letterman Drive, Building D, Fourth Floor
                          San Francisco, CA  94129
                               (415) 362-3700
                ------------------------------------------------
                 (Name, address and telephone number of Person
                Authorized to Receive Notices and Communications)




                               April 25, 2019
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
=============================================================================

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 018581108                                             Page 2 of 14
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Master Fund, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         5,207,646**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        5,207,646**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,207,646**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5. Includes 150,000 shares of Series A Non-Voting Convertible Preferred Stock, par value $0.01 per share ("Series A Non-Voting Convertible Preferred Stock"), each share of which is convertible into ten
(10) shares of Common Stock, par value $0.01 per share ("Common Stock").

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 018581108                                             Page 3 of 14
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   VA Partners I, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         5,207,646**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        5,207,646**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,207,646**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5. Includes 150,000 shares of Series A Non-Voting Convertible Preferred Stock, par value $0.01 per share ("Series A Non-Voting Convertible Preferred Stock"), each share of which is convertible into ten
(10) shares of Common Stock, par value $0.01 per share ("Common Stock").

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 018581108                                             Page 4 of 14
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         5,207,646**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        5,207,646**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,207,646**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5. Includes 150,000 shares of Series A Non-Voting Convertible Preferred Stock, par value $0.01 per share ("Series A Non-Voting Convertible Preferred Stock"), each share of which is convertible into ten
(10) shares of Common Stock, par value $0.01 per share ("Common Stock").

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 018581108                                             Page 5 of 14
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         5,207,646**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        5,207,646**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,207,646**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5. Includes 150,000 shares of Series A Non-Voting Convertible Preferred Stock, par value $0.01 per share ("Series A Non-Voting Convertible Preferred Stock"), each share of which is convertible into ten
(10) shares of Common Stock, par value $0.01 per share ("Common Stock").

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 018581108                                             Page 6 of 14
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Holdings, L.P.
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         5,207,646**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        5,207,646**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,207,646**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5. Includes 150,000 shares of Series A Non-Voting Convertible Preferred Stock, par value $0.01 per share ("Series A Non-Voting Convertible Preferred Stock"), each share of which is convertible into ten
(10) shares of Common Stock, par value $0.01 per share ("Common Stock").

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 018581108                                             Page 7 of 14
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Holdings II, L.P.
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         5,207,646**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        5,207,646**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,207,646**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5. Includes 150,000 shares of Series A Non-Voting Convertible Preferred Stock, par value $0.01 per share ("Series A Non-Voting Convertible Preferred Stock"), each share of which is convertible into ten
(10) shares of Common Stock, par value $0.01 per share ("Common Stock").

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 018581108                                             Page 8 of 14
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Holdings GP, LLC
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER
   BENEFICIALLY        5,207,646**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH     9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        5,207,646**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,207,646**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5. Includes 150,000 shares of Series A Non-Voting Convertible Preferred Stock, par value $0.01 per share ("Series A Non-Voting Convertible Preferred Stock"), each share of which is convertible into ten
(10) shares of Common Stock, par value $0.01 per share ("Common Stock").

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 018581108                                             Page 9 of 14
-----------------------------------------------------------------------------
     This Amendment No. 6 to the Schedule 13D supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission (the "SEC"), as amended from time to time (the "Schedule 13D"), relating to the Common Stock (the "Common Stock") of Alliance Data Systems Corporation, a Delaware corporation (the "Issuer"). Capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

     The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

Item 2.     Identity and Background

     This statement is filed jointly by (a) ValueAct Capital Master Fund, L.P. ("ValueAct Master Fund"), (b) VA Partners I, LLC ("VA Partners I"),
(c) ValueAct Capital Management, L.P. ("ValueAct Management L.P."), (d) ValueAct Capital Management, LLC ("ValueAct Management LLC"), (e) ValueAct Holdings, L.P. ("ValueAct Holdings"), (f) ValueAct Holdings II, L.P. ("ValueAct Holdings II"), and (g) ValueAct Holdings GP, LLC ("ValueAct Holdings GP") (collectively, the "Reporting Persons").

     ValueAct Master Fund is a limited partnership organized under the laws of the British Virgin Islands. VA Partners I is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Master Fund. ValueAct Management L.P. is a Delaware limited partnership which renders management services to ValueAct Master Fund. ValueAct Management LLC is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Management L.P. ValueAct Holdings is a Delaware limited partnership and is the majority owner of the membership interests of VA Partners I. ValueAct Holdings II is the sole owner of the limited partnership interests of ValueAct Management L.P. and the membership interests of ValueAct Management LLC. ValueAct Holdings GP is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Holdings and ValueAct Holdings II.

     The address of the principal business and principal office of each of the Reporting Persons is One Letterman Drive, Building D, Fourth Floor, San Francisco, CA 94129.

     (d) and (e). None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.    Purpose of Transaction

     The response to Item 6 of this Amendment No. 6 is incorporated herein by reference.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 018581108                                             Page 10 of 14
-----------------------------------------------------------------------------

Item 5. Interest in Securities of the Issuer

     (a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2. Shares reported as beneficially owned by ValueAct Master Fund are also reported as beneficially owned by (i) ValueAct Management L.P. as the manager of each such investment partnership, (ii) ValueAct Management LLC, as General
Partner of ValueAct Management L.P., (iii) ValueAct Holdings, as the majority owner of the membership interests of VA Partners I, (iv) ValueAct Holdings II, as the sole owner of the limited partnership interests of ValueAct Management L.P. and the membership interests of ValueAct Management LLC, and
(v) ValueAct Holdings GP, as General Partner of ValueAct Holdings and ValueAct Holdings II. Shares reported as beneficially owned by ValueAct Master Fund are also reported as beneficially owned by VA Partners I, as General Partner of ValueAct Master Fund. VA Partners I, ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings, ValueAct Holdings II, and ValueAct Holdings GP also, directly or indirectly, may own interests in one or more than one of the partnerships from time to time. Unless otherwise indicated below, by reason of such relationship ValueAct Master Fund is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock, with VA Partners I (only with respect to ValueAct Master Fund), ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings, ValueAct Holdings II, and ValueAct Holdings GP.

	As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner of an aggregate of, 5,207,646 shares of Common Stock, representing approximately 9.9% of the Issuer's outstanding Common Stock. Such shares of Common Stock includes 150,000 shares of Series A Non-Voting Convertible Preferred Stock, par value $0.01 per share, of the Issuer ("Series A Non-Voting Convertible Preferred Stock"), each share of which is convertible into ten (10) shares of Common Stock upon the election of the holder thereof.

	All percentages set forth in this Schedule 13D are based upon the Issuer's reported 52,381,086 outstanding shares of Common Stock as of April 8, 2019 as reported on the Issuer's Definitive Proxy Statement on DEF 14A filed April 18, 2019.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

	On April 25, 2019, ValueAct Holdings entered into an Exchange Agreement (the "Exchange Agreement") with the Issuer, pursuant to which ValueAct Holdings, on behalf of the funds it advises, agreed to exchange (the "Exchange") 1,500,000 shares of Common Stock for 150,000 shares of newly formed Series A Non-Voting Convertible Preferred Stock. The Exchange was consummated on April 25, 2019. Under the terms of the Certificate of Designations of the Series A Non-Voting Convertible Preferred Stock (the "Certificate of Designations"), the Series A Non-Voting Convertible Preferred Stock will not entitle the holder thereof to any voting rights, unless required by the General Corporation Law of the State of Delaware. Each share of Series A Non-Voting Convertible Preferred Stock may be converted into ten
(10) shares of Common Stock upon the election of the holder thereof (subject

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 018581108                                             Page 11 of 14
-----------------------------------------------------------------------------

to certain adjustments as set forth in the Certificate of Designations); provided that upon such conversion, the holder, together with its affiliates, will not own or control in the aggregate more than 9.9% of the outstanding Common Stock. Furthermore, each share of Series A Non-Voting Convertible Preferred Stock will automatically convert into ten (10) shares of Common Stock upon the transfer of such shares by a fund advised by ValueAct Holdings to an unaffiliated third party, subject to certain exceptions. The foregoing summary of (i) the Exchange Agreement is qualified in its entirety by reference to the terms of the Exchange Agreement, a copy of which is filed as
Exhibit 10.1 to the Issuer's Current Report on Form 8-K dated April 29, 2019 and is incorporated herein by reference and (ii) the terms of the Series A Non-Voting Convertible Preferred Stock is qualified in its entirety to the description thereof contained in the Issuer's Current Report on Form 8-K dated April 29, 2019 and a copy of the Certificate of Designations attached as Exhibit 3.1 thereto, each of which is incorporated herein by reference.

Item 7.     Material to Be Filed as Exhibits

(1) Joint Filing Agreement.
(2) The Issuer's Current Report on Form 8-K dated April 29, 2019 and incorporated herein by reference.
      (3) Exchange Agreement filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K dated April 29, 2019 and incorporated herein by reference.
      (4) Certificate of Designations filed as Exhibit 3.1 to the Issuer's Current Report on Form 8-K dated April 29, 2019 and incorporated herein by reference.


                                  SIGNATURE
     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, Bradley E. Singer, G. Mason Morfit and Jason B. Breeding, and each of them, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 018581108                                             Page 12 of 14
-----------------------------------------------------------------------------


                                ValueAct Capital Master Fund, L.P., by
                                VA Partners I, LLC, its General Partner

                                By:     /s/  Bradley E. Singer
                                --------------------------------------
Dated:  April 29, 2019            Bradley E. Singer, Chief Operating Officer

                                VA Partners I, LLC

                                By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  April 29, 2019            Bradley E. Singer, Chief Operating Officer


                                ValueAct Capital Management, L.P., by
                                ValueAct Capital Management, LLC its
                                General Partner

                                By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  April 29, 2019            Bradley E. Singer, Chief Operating Officer


                                ValueAct Capital Management, LLC

                                By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  April 29, 2019            Bradley E. Singer, Chief Operating Officer


                                ValueAct Holdings, L.P., by ValueAct Holdings GP, LLC, its General Partner

                                By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  April 29, 2019            Bradley E. Singer, Chief Operating Officer


                                ValueAct Holdings II, L.P., by ValueAct
                                Holdings GP, LLC, its General Partner

                                By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  April 29, 2019            Bradley E. Singer, Chief Operating Officer


                                ValueAct Holdings GP, LLC

                                By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  April 29, 2019            Bradley E. Singer, Chief Operating Officer

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 018581108                                             Page 13 of 14
-----------------------------------------------------------------------------


    					    Exhibit 1

                           JOINT FILING UNDERTAKING

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of the Issuer, is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

                                ValueAct Capital Master Fund, L.P., by
                                VA Partners I, LLC, its General Partner

                                By:     /s/  Bradley E. Singer
                                --------------------------------------
Dated:  April 29, 2019            Bradley E. Singer, Chief Operating Officer

                                VA Partners I, LLC

                                By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  April 29, 2019            Bradley E. Singer, Chief Operating Officer


                                ValueAct Capital Management, L.P., by
                                ValueAct Capital Management, LLC its General
                                Partner

                                By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  April 29, 2019            Bradley E. Singer, Chief Operating Officer


                                ValueAct Capital Management, LLC

                                By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  April 29, 2019            Bradley E. Singer, Chief Operating Officer


                                ValueAct Holdings, L.P., by ValueAct Holdings GP, LLC, its General Partner

                                By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  April 29, 2019            Bradley E. Singer, Chief Operating Officer

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 018581108                                             Page 14 of 14
-----------------------------------------------------------------------------

                                ValueAct Holdings II, L.P., by ValueAct
                                Holdings GP, LLC, its General Partner

                                By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  April 29, 2019            Bradley E. Singer, Chief Operating Officer


                                ValueAct Holdings GP, LLC

                                By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  April 29, 2019            Bradley E. Singer, Chief Operating Officer